Statement regarding authorization to purchase outstanding

Contingent Value Rights (CVRs)

Sanofi has obtained the necessary corporate authorizations to purchase any or all of the outstanding Contingent Value Rights (“CVR”). Sanofi intends for any purchases to be made through open market purchases as permitted by the CVR Agreement and subject to applicable requirements under securities laws and Nasdaq Stock Market rules.